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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         SCHEDULE 13D - Amendment No. 1

                    Under the Securities Exchange Act of 1934

                                  MedPlus, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   585 04P 103
                                 (CUSIP Number)


                             Leo C. Farrenkopf, Jr.
                         Quest Diagnostics Incorporated
                               One Malcolm Avenue
                               Teterboro, NJ 07608
                                 (201) 393-5143)

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 25, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to who copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. - 585 04P 103

   1) Names of Reporting Persons IRS Identification Nos. of Above Persons (entities only)

          Quest Diagnostics Ventures LLC - (FEIN No. 22-3695707)

   2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [x]

   3) SEC Use Only

   4) Source of Funds (See Instructions)
      WC

   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)                                                          [ ]

   6) Citizenship or Place of Organization
      Delaware, USA (as to each Reporting Person--(entities only))

        Number of                  (7)  Sole Voting Power
         Shares                         0
      Beneficially
         Owned by                  (8)  Shared Voting Power
      Each Reporting                    1,918,465
       Person With
                                   (9)  Sole Dispositive Power
                                        0

                                   (10) Shared Dispositive Power
                                        4,802,978 shares (consists of 1,918,465
                                        shares owned at time of this filing, and 2,884,513 shares that Quest Diagnostics Ventures has the right to acquire)

   11) Aggregate Amount Beneficially Owned by Each Reporting Person 4,802,978 shares

   12) Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares (See Instructions)                                     [ ]

   13) Percent of Class Represented by Amount in Row (11)

       44%

   Type of Reporting Person (See Instructions)

   14) OO
       Quest Diagnostics Ventures LLC is a Delaware limited liability company

   1) Names of Reporting Persons IRS Identification Nos. of Above Persons (entities only)

          Quest Diagnostics Incorporated - (FEIN No. 16-1387862)

   2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [x]

   3) SEC Use Only

   4) Source of Funds (See Instructions)
      WC

   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)                                                          [ ]

   6) Citizenship or Place of Organization
      Delaware, USA (as to each Reporting Person--(entities only))

        Number of                  (7)  Sole Voting Power
         Shares                         0
      Beneficially
         Owned by                  (8)  Shared Voting Power
      Each Reporting                    1,918,465
       Person With
                                   (9)  Sole Dispositive Power
                                        0

                                   (10) Shared Dispositive Power
                                        4,802,978 shares (consists of 1,918,465
                                        shares owned at time of this filing, and 2,884,513 shares that Quest Diagnostics Ventures has the right to acquire)

   11) Aggregate Amount Beneficially Owned by Each Reporting Person 4,802,978 shares

   12) Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares (See Instructions)                                     [ ]

   13) Percent of Class Represented by Amount in Row (11)

   14) HC

                         SCHEDULE 13D - AMENDMENT NO. 1

         The undersigned hereby amend their Schedule 13D dated June 30, 2000 (the "Statement"), relating to the common stock, no par value ("Share") of MedPlus, Inc., an Ohio corporation ("MedPlus"), as set forth below. Notwithstanding such amendment, each prior text of the Statement speaks as of the respective date thereof.

Schedule I to this Schedule 13D is amended and restated in its entirety as set forth in Schedule I hereto.

The first sentence of Item 3 of the Statement entitled "Source and Amount of Funds or Other Consideration" as to each Reporting Person is hereby amended and restated in its entirety as follows:

"The aggregate purchase of the 383,693 shares and 1,534,772 shares of Common Stock purchased by QDV on June 19, 2000 and on July 25, 2000, respectively, is $10 million."

Item 4 of the Statement entitled "Purpose of Transaction" is hereby amended by the addition of the following sentence immediately at the end of the fifth paragraph thereof:

  "On July 25, 2000, the stockholders of MedPlus approved both matters and QDV purchased 1,534,772 shares of Common Stock for $5.2125 per share."

The first paragraph of Item 5 of the Statement entitled "Interest in Securities" is hereby amended and restated in its entirety as follows:

"As a result of the transaction described in Item 4, QDV beneficially owns 4,802,978 shares of Common Stock, of which it has purchased 1,918,465 shares and has the right to purchase an additional 2,884,513 shares on exercise of the Warrant. This ownership interest represents approximately 44% of the aggregate of (a) 6,225,275 outstanding shares of Common Stock outstanding as of June 15, 2000, as reported in MedPlus' quarterly report on Form 10-QSB for the quarter ended April 30, 2000, and (b) 4,802,978 shares of Common Stock beneficially owned by QDV. This percentage assumes the purchase by QDV of the entire 2,884,513 shares of Common Stock pursuant to the Warrant and does not give effect to the conversion of MedPlus' convertible preferred stock, which is convertible on a share-for-share basis, or the exercise of other outstanding warrants and options to acquire Common Stock, or approximately 30% of the outstanding Common Stock after giving effect to the conversion of MedPlus' convertible preferred stock and the exercise of all outstanding warrants and options to acquire Common Stock."

                                    Signature

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: July 31, 2000
                                     QUEST DIAGNOSTICS VENTURES LLC


                                     By:______________________________
                                     Name: Kenneth W. Freeman
                                     Title: Chief Executive Officer


                                     QUEST DIAGNOSTICS INCORPORATED


                                     By:_______________________________
                                     Name: Kenneth W. Freeman
                                     Title: Chairman and Chief Executive
                                     Officer

                                   SCHEDULE I

A. Officers and Managers of Quest Diagnostics Ventures LLC (organized as a limited liability company in the State of Delaware):

                                                                  Principal
                                                                  Occupation or
Names                          Business Address                   Employment
-----                          ----------------                   ----------
Kenneth W. Freeman             One Malcolm Avenue                 Chief Executive Officer
                               Teterboro, NJ 07608

Dr. Vijay Aggarwal             One Malcolm Avenue                 President
                               Teterboro, NJ 07608

Robert A. Hagemann             One Malcolm Avenue                 Manager; Vice President
                               Teterboro, NJ 07608                and Treasurer

Kenneth R. Finnegan            One Malcolm Avenue                 Vice President
                               Teterboro, NJ 07608

Dr. Surya N. Mohapatra         One Malcolm Avenue                 Manager
                               Teterboro, NJ 07608

Stephen A. Calamari            One Malcolm Avenue                 Assistant Treasurer
                               Teterboro, NJ 07608

Leo C. Farrenkopf, Jr.         One Malcolm Avenue                 Secretary
                               Teterboro, NJ 07608

Jeanne C. Serocke              One Malcolm Avenue                 Assistant Secretary
                               Teterboro, NJ 07608

B. Directors and Executive Officers of Quest Diagnostics Incorporated (incorporated in the State of Delaware):

                                                                  Principal
                                                                  Occupation or
Names                          Business Address                   Employment
-----                          ----------------                   ----------
Kenneth W. Freeman             One Malcolm Avenue                 Chairman of the Board and
                               Teterboro, NJ 07608                Chief Executive Officer

Dr. Surya N. Mohapatra         One Malcolm Avenue                 President and Chief
                               Teterboro, NJ 07608                Operating Officer

Dr. Vijay Aggarwal             One Malcolm Avenue                 President,
                               Teterboro, NJ 07608                Quest Diagnostics Ventures

James D. Chambers              One Malcolm Avenue                 President, Business Services
                               Teterboro, NJ 07608

Richard L. Bevan               One Malcolm Avenue                 Corporate Vice President -
                               Teterboro, NJ 07608                Human Resources Strategy
                                                                  and Development

Kenneth R. Finnegan            One Malcolm Avenue                 Corporate Vice President -
                               Teterboro, NJ 07608                Business Development

Julie A. Clarkson              One Malcolm Avenue                 Corporate Vice President -
                               Teterboro, NJ 07608                Communications and Public
                                                                  Affairs



Robert A. Hagemann             One Malcolm Avenue                 Corporate Vice President and
                               Teterboro, NJ 07608                Chief Financial Officer &
                                                                  Treasurer

Gerald C. Marrone              One Malcolm Avenue                 Corporate Vice President and
                               Teterboro, NJ 07608                Chief Information Officer

Michael E. Prevoznik           One Malcolm Avenue                 Corporate Vice President -
                               Teterboro, NJ 07608                Legal and Compliance & General
                                                                  Counsel


Kenneth D. Brody               Winslow Partners                   Director
                               1300 Connecticut Ave N.W.
                               8th Floor
                               Washington, DC 20036


William F. Buehler             Vice Chairman                      Director
                               Xerox Corporation
                               800 Long Ridge Road
                               PO Box 1600
                               Stamford, CT 06904


Van C. Campbell                Retired
                               c/o Corning Incorporated           Director
                               One Riverfront Plaza
                               Corning, NY 14831


Mary A. Cirillo                280 Park Avenue                    Director
                               West Building - 5th Floor
                               New York, NY 10017

William R. Grant               Chairman                           Director
                               Galen Associates
                               610 Fifth Avenue
                               New York, NY 10020

Dan C. Stanzione               President Emeritus of
                               Bell Laboratories                  Director
                               Lucent Technologies
                               Incorporated
                               600 Mountain Avenue
                               Murray Hill, NJ 07974

Gail R. Wilensky               Senior Fellow                      Director
                               Project HOPE
                               Suite 600
                               7500 Old Georgetown Road
                               Bethesda, MD 20814-6133

John B. Ziegler                President                          Director
                               Worldwide Consumer
                               Healthcare
                               SmithKline Beecham
                               200 North 16th Street
                               One Franklin Plaza
                               Philadelphia, PA 19102

Citizenship: All are U.S. citizens.